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UNION CENTRAL



                                  March 3, 2002



Office of Edgar Policy
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

RE:  Carillon Life Account
     Filing Withdrawal Request
     Accession No. 0000948443-03-000001
     Accession No. 0000948443-03-000002

Dear Ladies and Gentlemen:

On behalf of Carillon Life Account, the above two filings were erroneously made as N-6 filings. This letter is our request to withdraw these filings as they were, in fact, supposed to be filed as 485A filings. The correct filings, 485A filings, post effective amendments on form N-6, were made immediately after the error was discovered.

We regret this oversight and thank you for your attention to this matter.

                              Very truly yours,

                              /s/John F. Labmeier

                              John F. Labmeier
                              Vice President,
                              Associate General Counsel
                              and Assistant Secretary